Resource Real Estate Diversified Income Fund	Northern Lights Distributors, LLC
One Crescent Drive, Suite 203	17605 Wright Street
Philadelphia, PA 19112	Omaha, NE 68130
(855) 747-9559	(402) 493-1731

March 7, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Resource Real Estate Diversified Income Fund

1933 Act File No. 333-183982

1940 Act File No. 811-22749

Ladies and Gentlemen:

Resource Real Estate Diversified Income Fund (the "Registrant") and Northern Lights Distributors, LLC (the principal underwriter/distributor for the Registrant), each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 be accelerated to March 8, 2013, or, in the alternative, to the earliest possible time after the date requested.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact JoAnn M. Strasser at (614) 469-3265 or Mark Maxwell at (614) 469-3347.

Very truly yours,

Resource Real Estate

Diversified Income Fund

Northern Lights Distributors, LLC

By:

/s/ Kevin Finkel

By:

/s/ Brian Nielsen

Kevin Finkel

Brian Nielsen

President

Chief Executive Officer

687489.1